Exhibit 99.2

Key Messages and Q&A: Project Abingdon

Date: 22nd of December, 2017

Approved spokespeople: Roche Media Relations: Nicolas Dunant, Ulrike Engels-Lange;

Investor Relations: Karl Mahler

The messages and Q&A below are to be used in response to media and investor enquiries.

Note: This Key Messages and Q&A document will be filed with the United States Securities and Exchange Commission (SEC) and will become publicly available through the SEC.

Key Messages / Statement

•	Roche (SIX: RO, ROG; OTCQX: RHHBY) and Ignyta, Inc. (NASDAQ: RXDX) today announced they have entered into a definitive merger agreement for Roche to fully acquire Ignyta at a price of US$ 27.00 per share in an all-cash transaction. This corresponds to a total transaction value of US$ 1.7 billion on a fully diluted basis. This price represents a premium of 74% to Ignyta’s closing price on 21 December 2017 and a premium of 71% and 89% to Ignyta’s 30-day and 90-day volume weighted average share price on 21 December 2017, respectively. The merger agreement has been unanimously approved by the boards of Ignyta and Roche.

•	Ignyta’s investigational medicine entrectinib, a selective CNS-active tyrosine-kinase inhibitor being developed for tumours that harbor ROS1 or NTRK fusions, to expand Roche’s portfolio of oncology medicines.

•	The program is tracking towards dual NDA submissions in NTRK tumour-agnostic and ROS1 NSCLC, if supported by clinical data, with an anticipated US commercial launch in both indications thereafter.

Q&A

Strategic rationale, motivation and financing

1.	Why is Roche acquiring Ignyta?

Ignyta represents an attractive opportunity for Roche to broaden and strengthen its oncology portfolio globally. The combining of diagnosis and treatment is fully aligned with Roche’s strategic focus of fitting treatments to patients and delivering personalized healthcare. With our commercial expertise and reach in the oncology market and our experience with diagnostics and precision medicine, we are ideally placed to facilitate a successful launch of entrectinib worldwide, to address the high unmet medical need.

2.	What are the terms of the deal?

Roche (SIX: RO, ROG; OTCQX: RHHBY) and Ignyta, Inc. (NASDAQ: RXDX) today announced they have entered into a definitive merger agreement for Roche to fully acquire Ignyta at a price of US$ 27.00 per share in an all-cash transaction. This corresponds to a total transaction value of US$ 1.7 billion on a fully diluted basis. This price represents a premium of 74% to Ignyta’s closing price on 21 December 2017 and a premium of 71% and 89% to Ignyta’s 30-day and 90-day volume weighted average share price on 21 December 2017, respectively. The merger agreement has been unanimously approved by the boards of Ignyta and Roche. Under the terms of the merger agreement, Roche will promptly commence a tender offer, to acquire all outstanding shares of Ignyta common stock, and Ignyta will file a recommendation statement containing the unanimous recommendation of the Ignyta board that Ignyta’s shareholders tender their shares to Roche.

3.	How does Roche intend to finance this transaction?

Financing is not a condition to the offer. Roche will finance this transaction by a combination of available funds and commercial paper.

4.	Will this transaction have an impact on Roche’s core EPS?

The transaction is expected to be accretive to core earnings per share from 2022 onwards.

5.	As a Swiss company can you optimize Ignyta’s tax structure and create value through this?

This transaction is not driven by any tax optimization considerations. The transaction is not conditional on a U.S. tax reform.

6.	What conditions need to be met for this transaction to be completed? When will the deal close?

The closing of the tender offer will be subject to the tender of a number of shares that represents a majority of the total number of outstanding shares. In addition, the transaction is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and compliance with any applicable non-US antitrust or competition laws, as well as other customary conditions.

The closing of the transaction is expected to take place in the first half of 2018.

7.	Do Roche shareholders have to vote on this transaction?

Roche Board of Directors has approved the transaction. A shareholder vote is not required.

8.	What are the anticipated synergies of this transaction?

We don’t comment on synergies and don’t disclose specific synergy numbers. The filing, launch, and commercialization of entrectinib will benefit from Roche/Genentech extensive expertise. Furthermore, entrectinib will complement Roche‘s oncology portfolio and lung franchise.

9.	Do you anticipate any hurdles (such as SEC and/or anti-trust authorities) in this transaction?

The transaction will require compliance with the rules and regulations of the SEC and is subject to compliance with the notification and waiting-period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, compliance with any applicable non-US antitrust or competition laws, and other customary conditions. We believe that these requirements can be satisfied and the closing of this transaction to take place in the first half of 2018.

10.	Will Roche have to divest any of Ignyta’s assets due to anti-trust concerns?

We do not expect that we would be obliged to divest any of Ignyta’s assets.

11.	Has the anticipated recent US tax reform influenced this deal?

The deal is primarily driven by the opportunity for Roche to broaden and strengthen its oncology portfolio globally.

12.	Do you expect an impact on your 2018 guidance?

The Roche group guidance on 2018 will be issued as part of the 2017 FY results announcement on Feb 1 2018 and we cannot comment further at this time.

13.	Recently Bayer opted to collaborate with a similar company, Loxo, why has Roche pursued a more costly acquisition?

We cannot comment on Bayer’s or Loxo’s strategy. We opted for a full acquisition of Ignyta as we believe Ignyta’s precision medicine approach is fully aligned with Roche’s strategic focus on personalized healthcare. We value Ignyta’s lead asset and capabilities and we believe this is the best way to advance entrectinib for the benefit of patients.

14.	Who were the financial advisors?

Citi acted as Roche’s financial advisor whilst Bank of America Merrill Lynch and J.P. Morgan acted as financial advisors to Ignyta.

15.	Who were the legal advisors?

Sidley Austin LLP acted as Roche’s legal counsel whilst Latham & Watkins LLP acted as legal counsel to Ignyta.

Ignyta in general

16.	What is Ignyta?

Ignyta is a biotechnology company based in San Diego, California. Ignyta focuses on precision medicine aiming at identifying, testing, and treating molecularly driven cancers in hard-to-find patient populations. Ingyta’s lead asset is entrectinib, an orally available, CNS-active tyrosine kinase inhibitor targeting the ROS1+ and NTRK+ rearrangements across a broad range of solid tumors. The asset is currently in Ph2b study (pivotal), with filings in ROS1 and TRK in the US and EU expected in the 2018-2019 timeframe.

17.	How many people does Ignyta employ? Where?

Ignyta employs ~120 people in San Diego (US).

18.	Which sites does Ignyta operate?

Ignyta currently is operating out of San Diego, California.

19.	Do you intend to restructure Ignyta after the takeover? How will Ignyta be integrated into Roche?

This will be addressed in the joint integration planning, which will begin as soon as possible. It is our intention to keep Ignyta as a separate legal entity at least until regulatory approval of entrectinib to ensure a smooth transition of employees and operations to minimize the impact on Ignyta’s ongoing pivotal study.

20.	Will you retain the Ignyta name?

Ignyta will be integrated into the Roche Group.

21.	What will happen with Ignyta’s R&D projects post-closing?

For now, Ignyta’s development plans remain as previously stated. As part of integration planning, Roche will thoroughly assess the Ignyta compounds and programs in Ignyta’s R&D pipeline applying the same criteria as for any other compound or program.

About Ignyta’s products and product pipeline

22.	What are NSCLC, ROS1 and NTRK?

Non-small cell lung cancer (NSCLC) is the tumor type with the highest prevalence of ROS1 fusions and where there is currently the most robust experience with entrectinib therapy. ROS proto-oncogene 1 (ROS1) and neurotropic tropomyosin receptor kinase (NTRK) are gene rearrangements (with various fusion partners) that are harbored by and promote growth in numerous tumor types.

23.	What is Ignyta’s lead product and how does it work?

Ignyta’s lead molecule, entrectinib, is an orally bioavailable, CNS-active tyrosine kinase inhibitor being developed for tumors that harbor NTRK or ROS1 fusions. Entrectinib inhibits the kinase activity of ROS1 and TRK, whose activating fusions drive proliferation in rare cancer populations. Giving entrectinib orally as a monotherapy once daily blocks ROS1 and TRK kinase activity and results in the death of cancer cells with ROS1 or NTRK fusions.

24.	Who can benefit from entrectinib?

Entrectinib is developed to treat patients with locally advanced or metastatic solid tumors with specific genomic rearrangements: ROS1 fusions in non-small cell lung cancer and NTRK fusions across all solid tumors (“pan-tumor” label). Activating ROS1 rearrangements are concentrated in non-small cell lung cancer (NSCLC), accounting for 1-2% of NSCLCs, and are less frequent in other tumor types. Unlike ROS1, activating rearrangements in TRK are widely distributed across many solid tumor types, accounting for <1% of all solid tumors.

25.	What does “pan-tumor label” mean?

Entrectinib will seek a pan-tumor label for patients with NTRK fusions. This means that entrectinib could be intended for use across all solid tumor types. To date, only one molecule has been approved by the FDA with such label: Merck’s Keytruda in all solid tumors having a biomarker referred to as microsatellite instability-high (MSI-H) or mismatch repair deficient (dMMR).

26.	Do you have a tumor agnostic strategy for filing for the lead compound?

NTRK fusions – and to a minor extent ROS1 fusions – are found across many different solid tumors. Moreover, patients from >15 tumor types have been enrolled in STARTRK-2 trials. Because entrectinib could benefit patients across a very broad range of solid tumors, a tumor-agnostic (or “pan-tumor”) label could certainly be pursued.

27.	Who discovered entrectinib?

Entrectinib was originally discovered and developed by Nerviano Medical Sciences. Ignyta exclusively in-licensed entrectinib in 2013 from Nerviano.

28.	What kind of clinical data is available? Please describe key findings of Phase II trials.

Entrectinib is currently in a pivotal Phase 2 clinical trial (STARTRK-2 study). The trial is an open-label, Ph 2 basket study for the treatment of patients with locally advanced or metastatic solid tumors that harbor NTRK1/2/3 or ROS1 rearrangements.

In the recently announced interim data including patients from the STARTRK-2 trial in patients with ROS1 fusion-positive advanced NSCLC, entrectinib demonstrated a 78 percent (25 out of 32; by Investigator) and 69 percent (22 out of 32; by blinded independent central review, BICR) confirmed objective response rate (ORR). Entrectinib also showed a median duration of response of 28.6 months and median progression free survival of 29.6 months in this population, with 53 percent of patients remaining on study. Moreover, entrectinib showed 83 percent (5 out of 6 by BICR) confirmed intracranial ORR in patients with measurable brain metastases. Safety was consistent with previous studies of entrectinib. With over 200 patients treated at the recommended phase 2 dose, most adverse events (AEs) were Grade 1-2 and reversible, and only 3 percent of patients discontinued from the study due to treatment-related AEs.

29.	How does the Phase 2 data in NSCLC fit into you current NSCLC product pipeline?

Entrectinib is complementary with Roche’s existing portfolio in lung cancer, as it targets a very specific genetically defined sub-population. We strongly believe that entrectinib has significant synergies with our current pipeline of molecularly targeted therapies. This further exemplifies the continued commitment of Roche to personalized healthcare approaches.

30.	Is there overlap with Alectinib MoA?

Both entrectinib and alectinib are tyrosine kinase inhibitors. While the mechanism is similar for the two molecules, each one targets a different scope of rearrangements/fusions. Alectinib targets ALK fusions that result in activation of the ALK kinase domain and pathogenic downstream signaling. Entrectinib targets ROS1 and TRK fusions. At this stage, neither Ignyta nor Roche have any plans for developing entrectinib for ALK+ patients.

31.	Entrectinib is also an ALK inhibitor – will you be developing this for ALK+ patients?

Neither Ignyta nor Roche currently have any plans for developing entrectinib for ALK+ patients.

32.	In which countries is the filing imminent?

Entrectinib filings are anticipated in ROS1 and TRK in the US and EU in the 2018-2019 timeframe.

33.	What do commercialization plans for Ignyta’s lead product look like?

We anticipate to launch and commercialize entrectinib using Roche’s existing global oncology infrastructure.

34.	What will pricing in this rare disease setting look like?

We cannot comment on pricing, as entrectinib is not yet approved or reimbursed in any market. We are committed to securing rapid and broad access for entrectinib for all oncology patients with ROS1 and NTRK fusions and will seek to price accordingly.

35.	Is there a companion diagnostic? Will you develop one?

Entrectinib leverages Ignyta’s proprietary companion diagnostics (Trailblaze Pharos) for enrollment in STARTRK-2 clinical trial. Upon commercialization, a number of different diagnostic tools may be employed, including large panels such as FoundationOne from Foundation Medicine or Ventana’s pan-TRK IHC test in development.

36.	What is the revenue potential of Ignyta’s lead product per indication?

Roche does not provide peak sales projections for its products.

37.	What is the competitive landscape of Ignyta’s lead product per indication like?

Entrectinib targets two patient populations: patients with ROS1 fusions in advanced non small cell lung cancer and other solid tumors and NTRK fusions across all tumor types. Currently the only approved therapy for ROS1-positive patients is Xalkori (Pfizer); few programs are in development, of which the most advanced one is lorlatinib (Pfizer), an ALK+/ROS1 inhibitor currently in Phase 2 for ROS1. To date there are no approved drugs for NTRK-positive patients.

38.	What does Ignyta’s product pipeline look like? Are there any pre-clinical and/or clinical assets? If yes, please explain their indication and development status. What will happen with them?

Ignyta has other clinical and pre-clinical oncology assets. Roche will evaluate these molecules in accordance with its governance process for internal assets.

HR matters

39.	Is Ignyta going to be retained as independent legal entity?

This will be addressed in the joint integration planning, which will begin as soon as possible. It is our intention to keep Ignyta as a separate legal entity at least until regulatory approval of entrectinib to ensure a smooth transition of employees and operations to minimize the impact on Ignyta’s ongoing pivotal study.

40.	How many jobs will you cut at Ignyta, what cost synergies do you want to realize?

The principal focus of this transaction is the growth opportunity we see in a successful approval and launch of entrectinib globally, not job cuts or cost synergies.

41.	How will you address the disruption this will cause to Ignyta staff?

While we recognize that any transaction such as this is disruptive to staff, our ultimate aim is to minimize the uncertainty for Ignyta employees. We have a history of respecting the corporate cultures and the people that we have brought into the Roche Group. Our goal is to create an environment that brings out the best in people, and we want to provide a great place for Ignyta employees to work.

42.	What will you do to retain Ignyta employees?

The clear focus post-acquisition is to protect the innovative spirit and ensure the continued development, regulatory filing and global launch of entrectinib, subject to regulatory approval.

About Ignyta’s patents

43.	What is the IP status for Ignyta’s lead product?

Entrectinib is covered by patents on composition of matter.

44.	When do patents for Ignyta’s lead product expire?

The composition of matter patents for entrectinib will ensure long patent protection.

Tender offer / shareholder squeeze-out

45.	Please describe the details of the transaction. What are the conditions for a public tender offer in the United States? What are the timelines?

The closing of the tender offer will be subject to the tender of a number of shares that represents a majority of the total number of outstanding shares. Following completion of the tender offer, Roche will acquire all remaining shares at the same price per share through a second step merger. The closing of the transaction is expected to take place in the first half of 2018.

46.	Will you increase your price?

Our offer price is full and fair. The merger agreement has been approved unanimously by Ignyta’s Board of Directors that recommends it to its shareholders. There is therefore no discussion concerning any potential increase in the offer.

47.	What is Ignyta’s shareholder structure like?

Ignyta is publically listed on the NASDAQ under the ticker RXDX with no individual shareholder owning more than 7%.

48.	Have you spoken to the key shareholders of Ignyta? Are they willing to tender their shares?

In line with Ignyta’s leadership team’s support for this transaction, all executive officers and directors of the Company have entered into customary Tender and Support Agreements, thereby irrevocably committing to tender their shares in the offer. We have not spoken to other Ignyta shareholders. However, we are confident that we are presenting them an attractive offer and that they will tender their shares to us.

49.	How long do you expect the tender offer to last? By when shall it be concluded?

The transaction is expected to close in the first half of 2018

50.	Will a squeeze-out follow the public takeover offer? How many shares need to be in Roche’s possession for a squeeze-out to happen?

The squeeze out will be effected promptly after the closing of the tender offer. It requires that Roche owns the majority of the Ignyta shares.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED IN THIS DOCUMENT ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING, AMONG OTHER THINGS, THE CLINICAL AND/OR NON-CLINICAL DATA OR PLANS UNDERLYING IGNYTA’S ENTRECTINIB PROGRAM, REFERENCES TO THE DEVELOPMENT OF, AND POTENTIAL TIMING OF REGULATORY SUBMISSIONS AND COMMERCIALIZATION FOR ENTRECTINIB, AND THE EXPECTED CONSUMMATION AND EFFECTS OF THE TRANSACTION, ALL OF WHICH INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING, THE SATISFACTION OF CLOSING CONDITIONS FOR THE TRANSACTION, SUCH AS REGULATORY APPROVAL, THE TENDER OF A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK OF IGNYTA, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED, AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN IGNYTA’S PUBLIC FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), INCLUDING THE “RISK FACTORS” SECTIONS OF IGNYTA’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2016 AND SUBSEQUENT QUARTERLY REPORTS ON FORM 10-Q, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY ROCHE AND ITS ACQUISITION SUBSIDIARY AND THE SOLICITATION/RECOMMENDATION TO BE FILED BY IGNYTA. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. ROCHE AND IGNYTA DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE DATE OF THIS DOCUMENT.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER FOR THE OUTSTANDING COMMON STOCK OF IGNYTA HAS NOT BEEN COMMENCED. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL IGNYTA COMMON STOCK. THE SOLICITATION AND OFFER TO BUY IGNYTA COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, ROCHE AND ITS ACQUISITION SUBSIDIARY, WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC AND THEREAFTER, IGNYTA WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE AND IGNYTA WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY IGNYTA AT WWW.IGNYTA.COM.